Exhibit 99.1.

PRESS RELEASE

ROSTELECOM ANOUNCES DECISION TO VOLUNTARY DELIST FROM THE NEW YORK STOCK EXCHANGE

Moscow – December 11, 2009 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, announced that its Board of Directors has decided to voluntarily delist its American Depositary Receipt (“ADR”) program from the New York Stock Exchange (the “NYSE”), and deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).

After a thorough review of its Level 2 ADR program, Rostelecom’s Board of Directors has determined that continued compliance with the reporting requirements under the Exchange Act is associated with substantial expenses, while trading of Rostelecom’s securities on Russian markets has accounted for more than 99% of its worldwide trading volume in the past twelve months.

Rostelecom’s intention to delist from the NYSE does not impact the Company’s commitment to maintaining high standards of transparency and corporate governance. Rostelecom will continue to publish its Annual Report and present results according to IFRS (International Financial Reporting Standards). The Company remains committed to transparent, timely communications with its Russian and international investors.

Rostelecom intends to maintain a Level 1 ADR program with JPMorgan Chase Bank, N.A. This will enable US and other investors to retain and trade their ADRs over-the-counter in the United States. Rostelecom’s securities will remain quoted on the major Russian stock exchanges – the RTS and MICEX, and on European stock markets, including London and Frankfurt, among others.

Yevgeny Yurchenko, the Chairman of Rostelecom’s Board of Directors, commented: “The decision to delist from the NYSE will free up a significant amount of capital and administrative resources necessary for the Company’s strategic development.”

Rostelecom has today provided written notice to the NYSE of its intention to delist and plans to file a Form 25 with the Securities and Exchange Commission (SEC) during December 2009 to effect the delisting. The delisting is expected to be effective 10 days after filing Form 25. The Company also intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as practicable. Deregistration will be effective 90 days after the filing, or within a shorter period as the SEC may determine, barring any objection by the SEC.

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Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further information please contact:

Rostelecom PR and IR Department

Tel.:  + 7 499 973 9920

Fax: + 7 499 972 8222

E-mail:  pr@rt.ru;  ir@rt.ru

Web:      www.rt.ru/en